UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Partners Fund

Small-Cap Fund

International Fund

March 31, 2011

Cautionary Statement

One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals, and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment may be worth more or less than the purchase price. Call (800)445-9469 or go to www.longleafpartners.com for current performance information and www.longleafpartners.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about fund investment objectives, risks and expenses.

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2011 Southeastern Asset Management, Inc. All Rights Reserved.
Longleaf, Longleaf Partners Funds and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. Southeastern Asset Management, Inc. is a registered trademark.

Contents

Letter to Shareholders	1

Longleaf Partners Fund (Partners Fund)

Management Discussion	4

Performance History	6

Portfolio Summary	7

Portfolio of Investments	8

Longleaf Partners Small-Cap Fund (Small-Cap Fund)

Management Discussion	11

Performance History	12

Portfolio Summary	13

Portfolio of Investments	14

Longleaf Partners International Fund (International Fund)

Management Discussion	17

Performance History	20

Portfolio Summary	21

Portfolio of Investments	22

Fund Information	26

Service Directory	27

Longleaf Partners Funds ■ 1

Letter To Our Shareholders

All three Longleaf Funds have exceeded our annual absolute return goal of inflation plus 10% for the year ended March 31, 2011. Longleaf Partners Fund and Longleaf Partners Small-Cap Fund also outperformed their benchmark indices by wide margins in the first quarter. Longleaf Partners International Fund’s gain fell short of the EAFE Index, primarily pressured by price declines in our Japanese holdings. The tables below show the value that the Funds have delivered to our long-term partners, especially those who have held the Funds for over ten years.

Cumulative Returns through March 31, 2011

	Inception(1)	20 Year	Ten Year	Five Year	One Year	YTD

Partners Fund (Inception: 4/8/87)	1245.9%	796.6%	79.0%	6.7%	19.9%	8.7%

S&P 500 Index	686.1	431.9	38.3	13.8	15.7	5.9

Small-Cap Fund (Inception: 2/21/89)	888.3	875.2	161.3	33.9	20.9	9.7

Russell 2000 Index	641.8	551.1	113.3	17.9	25.8	7.9

International Fund (Inception: 10/26/98)	225.6	na	74.8	11.4	14.6	2.9

EAFE Index	73.7	na	69.0	6.7	10.4	3.4

Inflation plus 10%	(2)	965.1	222.2	78.4	12.8	na

(1)	During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since inception.

(2)	Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1746.5%, 1346.7% and 337.6%, respectively.

Average Annual Returns through March 31, 2011

	Inception(1)	20 Year	Ten Year	Five Year	One Year

Partners Fund (Inception: 4/8/87)	11.5%	11.6%	6.0%	1.3%	19.9%

S&P 500 Index	9.0	8.7	3.3	2.6	15.7

Small-Cap Fund (Inception: 2/21/89)	10.9	12.1	10.1	6.0	20.9

Russell 2000 Index	9.5	9.8	7.9	3.4	25.8

International Fund (Inception: 10/26/98)	10.0	na	5.7	2.2	14.6

EAFE Index	4.6	na	5.4	1.3	10.4

See pages 6, 12 and 20 for additional performance information.

2 ■ Quarterly Report 1Q2011

Letter To Our Shareholders

Your partners at Southeastern believe that the companies we own will deliver material value growth and generate long-term returns that meet our absolute goal.
The solid results reflected sound execution by our corporate management partners. The companies that most impacted the positive returns had top line and/or margin growth that drove earnings and free cash flow above expectations and created optimism going forward. Several management teams initiated additional cost reduction plans. Capital allocation moves also increased values as several companies sold or announced plans to sell pieces of their businesses at attractive prices. Many of our management partners recognized that their stocks remained significantly discounted and built value through share repurchases.

While company fundamentals drove the Funds’ good performance, macro events hurt prices of a few names. The slow pace of recovery in U.S. housing weighed on cement and aggregates producers, and Middle Eastern turmoil drove up their energy costs. Additionally, uncertainty around Cemex’s Egyptian operations further pressured the stock (held in Partners and International). The earthquake and tsunami in Japan created the most widespread impact as the Funds’ Japanese holdings (NKSJ in Partners and International, Olympus in Small-Cap and International, and Seven Bank in International) all declined.

The human toll both in Japan and the Middle East uprisings is tragic. The tsunami recovery will take many months as could political and economic stability in Tunisia, Egypt, Libya, Yemen, and the other countries that are in flux. Ironically, the uncertainty has enhanced the longer term attractiveness of several portfolio companies. Middle Eastern oil supply concerns have placed a higher premium on growing reserves outside of the region including Pioneer Natural Resources’ Spraberry field in the US (in Partners and Small-Cap) and HRT’s Brazilian and Namibian exploration rights (in International). The sharp price rise in oil relative to natural gas has also improved the longer term outlook for Chesapeake’s natural gas reserves (in Partners). Gas rigs will decline as more operators move to extract more profitable oil, and demand will increase as the cost to convert from oil to natural gas is more economically attractive. Higher oil prices also should benefit Cemex because the Mexican government’s oil receipts will rise and lead to more infrastructure and housing spending.

The combination of natural disasters this year including the New Zealand earthquake, Australian floods, and Japan’s massive earthquake and tsunami, will remove substantial capital from insurance underwriters, particularly reinsurers, as claims are paid. The insurance industry has suffered from multiple years of soft pricing because of the global economic decline, excess cheap capital, and few major disasters drawing down reserves. These pressures have provided the opportunity for the Funds to own some of the industry’s best-in-class firms. Pricing cycles historically have moved in conjunction with significant insured events. Rising insurance premiums will benefit brokers (Aon in Partners and Willis in all three Funds) whose revenues are significantly tied to premiums, and who have no underwriting risk. Reinsurers and Japanese non-life companies will get higher pricing over multiple years that will more than offset the near-term reserve draw downs (the Odyssey Re unit of Fairfax in both Small-Cap and International, Everest Re in Small-Cap, and NKSJ in Partners and International). Ultimately, economic growth and less capital in the system will benefit even underwriters not directly tied to the Japanese disaster (Travelers and Loews in Partners and Markel in Small-Cap).

The Funds’ insurance holdings illustrate one of Southeastern’s major advantages in generating superior long-term returns — time horizon arbitrage. Most analysts make stock recommendations based on the outlook for a company over the next few quarters. For them, a one-year horizon is long-term. Conversely, Southeastern appraises business values which are dependent on multi-year free cash flows. If an industry or a company faces short-term pressures such as a soft pricing cycle, but the strength of the business and its prospects over five years remain intact, we may get the opportunity to buy a high quality company at a substantial discount to its underlying value. At the time of purchase, each portfolio holding had short-term factors that made the company cheap and a long-term intrinsic value far above our cost.

Longleaf Partners Funds ■ 3

Currently we are finding fewer businesses that meet our required discount given the overall rise in global stock prices over the last two-and-one-half years. Since reaching lows on November 20, 2008, the Partners Fund has gained 146%, Small-Cap 154%, and International 86%. (By comparison, the S&P 500 is up 86%, the Russell 2000 126%, and the EAFE 73% over the same time. See page 1 for additional performance information.) The majority of the gains came from closing the gap between historically low prices relative to values. The P/V ratios of the Funds fell below 40% at the bottom and now have risen to the high-60%s in the Partners Fund, the low-70%s in Small-Cap, and the low-60%s in International.

Inflation plus 10% remains a worthy and achievable annual goal but will be more difficult to deliver over the next few years given the higher P/Vs. As opposed to the recent period when appraisal growth was anemic but returns were huge, we anticipate that most of our performance in the next few years will come from considerable value growth and finding new investments at less than 60% of conservative appraisals. We have begun to see explosive appraisal increases in the last quarter or two at some companies. We anticipate additional substantial gains given the quality of our businesses, the abilities of our management partners, and the conservatism in our appraisals. In contrast to concerns some market bears have about high corporate margins, most businesses we own are still operating well below peak margin and/or revenue levels. Additional margin improvements and revenue gains will contribute to the anticipated value growth. Meanwhile, if the market pulls back, we have significant financial flexibility either to add to existing holdings or to purchase new qualifiers.

Currently we are seeing few qualifiers in the U.S., and those we started to buy moved away from our price limit rapidly. Most concerns we hear from our corporate management teams are outside of the U.S. — When will European economies grow, and what will happen to those countries with substantial debt? What will be Japan’s path to recovery and full production? What will be the fallout if the China real estate bubble bursts? What types of governments will ultimately control oil in the Middle East? Because international stocks have risen less since late 2008, and the above concerns are weighing on markets, we are finding more opportunities outside of the U.S. Most interesting are companies tainted by these broad concerns but with underlying businesses that largely will be unaffected by the above unknowns. The International Fund has slightly less cash than the other two Funds, and the P/V is more compelling.

As the largest collective owners of the three Longleaf Partners Funds, your partners at Southeastern believe that the companies we own will deliver material value growth and generate long-term returns that meet our absolute goal. Market volatility may continue, and short-term performance may be lumpy. We will adhere to our investment discipline and be ready to act when Mr. Market offers us companies that meet our stringent criteria. We are grateful for the support and long-term commitment of our investment partners and look forward to delivering the results that you have come to expect from Southeastern.

Sincerely,

O. Mason Hawkins, CFA
Chairman & CEO
Southeastern Asset Management, Inc.

G. Staley Cates, CFA
President & CIO
Southeastern Asset Management, Inc.

April 29, 2011

4

4 ■ Quarterly Report 1Q2011	Partners Fund

Management Discussion

Longleaf Partners Fund appreciated 8.7% in the first quarter, far surpassing the S&P 500 return of 5.9%. The Fund also delivered a return well above our annual absolute goal of inflation plus 10% over the last year. The Fund has delivered substantial cumulative returns of almost double the benchmark over each of the last two decades.

Cumulative Returns at March 31, 2011

	Inception	20 Year	Ten Year	One Year	YTD

Partners Fund	1245.9%	796.6%	79.0%	19.9%	8.7%

S&P 500 Index	686.1	431.9	38.3	15.7	5.9

Inflation plus 10%	1746.5	965.1	222.2	12.8	na

See page 6 for additional performance information.

Most names positively contributed to recent results, and two of our largest positions delivered almost half of the Fund’s return. Chesapeake rose 30% in the quarter. In January the company announced that Lou Simpson, the recently retired Geico investment chief with a strong capital allocation track record, would join the board. Additionally, the company committed to meaningfully reduce debt and drilling for natural gas. The first significant step toward debt reduction followed when BHP purchased Chesapeake’s Fayetteville reserves for $4.75 billion. The sharp price rise in oil relative to natural gas has improved the longer term outlook for Chesapeake’s natural gas reserves. Gas rigs will decline as more operators move to extract more profitable oil, and demand will increase as the cost to supplant other fuels with natural gas is more economically attractive. DirecTV, which gained 17%, reported double-digit free cash flow growth. ARPU (average revenue per user) rose in the US as customers migrated to high end services. The rapid pace of Latin American subscriber growth continued. Management raised $4 billion in low interest notes largely intended to retire more shares which are currently being repurchased at a mid-teens annualized rate.

Level(3) rose 50% in the quarter as EBITDA and margins came in higher than expected, and the company indicated that it expects higher top line growth. Subsequent to quarter-end, the company announced it will buy Global Crossing. The transaction will strengthen Level(3)’s balance sheet, further consolidate fiber capacity, and reduce Global Crossing’s operating costs. Although our appraisal reflects current results, if the combination goes as planned, Level(3)’s value could grow dramatically. News Corp was up 21% as channels in the US, Latin America, and India all posted strong growth due to new subscribers, higher fees, and improved advertising revenues. Insurance brokers, Aon, and the much smaller position in Willis, appreciated 15% and 17%, respectively. Recent natural disasters including the New Zealand earthquake, Australian floods, and Japan’s massive earthquake and tsunami, will remove substantial capital from the insurance industry and enable higher pricing. Brokers have no underwriting risk, and their revenues will rise with premium increases.

Few of the Fund’s holdings declined, but two that had the most negative impact suffered short-term macro challenges that will create longer-term benefits. The slow pace of recovery in US housing weighed on cement and aggregates producers, and Middle East turmoil drove up their energy costs. Additionally, uncertainty around Cemex’s Egyptian operations further pressured the stock which fell 13%. Higher oil prices should provide longer term opportunity because the Mexican government’s oil receipts will rise and lead to more infrastructure and housing spending. As expected, during the quarter the company issued converts to gain more flexibility on its debt covenants. Management understands the impact of issuing discounted equity and bought calls that

Longleaf Partners Funds ■ 5

Partners Fund	Longleaf Partners Funds ■ 5

effectively raised the strike price to above

Most names positively contributed to recent results.
today’s intrinsic value. Buying these calls was a tangible indicator that management believes the intrinsic value of Cemex is much higher than the current price. Cemex paid about $200 MM, a meaningful amount of cash for a company currently constrained by debt, to buy calls far out of the money at an average strike price of $16.50. This unorthodox move would be completely unjustified if the company were worth anything close to either the current stock price or the converts’ strike price. On the other hand, if the company is worth our conservative appraisal, this is a low-cost way to remove the dilution pain from the converts while strengthening the company’s balance sheet. We applaud management for taking this unconventional and logical action.

Japan’s natural disasters pushed non-life company NKSJ down 7%, and we lowered our appraisal by a similar amount due to the combination of a reduced equity portfolio value and lower loss reserves. The company has ample capital to cover anticipated claims, which will be capped by the government’s stop-loss program, policy coverage limits and reinsurance. Longer term, pricing for insurance coverage will harden, benefitting NKSJ’s profitability.

Given the Fund’s strong performance in the quarter, sales dominated transactions. We scaled back DirecTV and Disney to reduce overweight position sizes. Both companies still sell at an attractive discount, and their values are rising. As Pioneer Natural Resources moved closer to appraisal with its well-timed sale of Tunisian assets and the rise in oil prices, we shaved this position. We also reduced TDS.

We found two new opportunities. Abbott’s price quickly moved from our limit as we started to buy. We added Colgate-Palmolive, a consumer brand behemoth in oral care products around the world, via options. When the stock sold in the mid-$70s, we used put and call options to effectively give us a long position in five years if the stock sells below $65 or above $80. Colgate’s exceptional business and capable management team should cause the company’s value to increase appreciably, driven by the stability of its massive international market share as well as its emerging market dominance. In five years we would be happy to be “put” the stock (have to buy it) at $65 since that price meets our required discount today and should be absurdly cheap by 2016. Likewise, our expectations for value growth mean a “call” on shares (right to buy) at $80 will be compelling in five years. If our Colgate appraisal proves incorrect, we have downside protection from the current price that buying the stock would not have provided. If something dramatically changes prior to 2016, we can simply close out the options contracts. To illustrate the upside return potential, if Colgate’s current value were around $100 and compounded at 12% per year, in five years the value would be approximately $175. Assuming the stock’s price reflected value, the call option would allow us to buy shares at $80 and sell them at $175 for a gain of $95 versus our net cost of the options at $3.50.

The Fund is well positioned for longer term compounding given the quality and strength of the businesses we own and a P/V in the high-60%s, near the historic average. Value growth has begun to accelerate and should lower the P/V. The Fund’s 7% cash will allow us to buy the next qualifying name and further enhance our return opportunity. We will wait patiently for market volatility, macro events, and/or corporate disappointments to pressure the prices of valuable franchises with capable management partners.

6

6 ■ Quarterly Report 1Q2011	Partners Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception April 8, 1987

Average Annual Returns for the periods ended March 31, 2011

	Since Inception
	4/8/87	20 Years	Ten Years	Five Years	One Year	YTD

Partners Fund	11.45%

S&P 500 Index	8.97

Inflation + 10%	12.93	12.56	12.41	12.27	12.77	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. Because the S&P 500 Index was available only at month-end in 1987, we used the 3/31/87 value for performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit www.longleafpartners.com for more current performance information.

Longleaf Partners Funds ■ 7

Partners Fund	Longleaf Partners Funds ■ 7

Portfolio Summary

Portfolio Holdings at March 31, 2011

		Net Assets
Common Stock & Options		91.5%

Chesapeake Energy Corporation	9.2

Dell Inc. (Stock & Options)	7.7

DIRECTV	7.3

Aon Corporation	5.9

News Corporation	5.3

The Travelers Companies, Inc.	4.8

The Bank of New York Mellon Corporation	4.6

Yum! Brands, Inc.	4.5

Loews Corporation	4.5

Liberty Media Holding Corporation – Interactive	4.2

The Walt Disney Company	4.0

NKSJ Holdings, Inc.	3.9

Cemex S.A.B. de C.V. ADS	3.9

FedEx Corporation	3.7

Campbell Soup Company	3.4

Pioneer Natural Resources Company	2.9

Vulcan Materials Company	2.6

Koninklijke Philips Electronics N.V.	2.2

Level(3) Communications, Inc.	2.2

Telephone and Data Systems, Inc. – Special	1.8

Willis Group Holdings Public Limited Company	1.2

Abbott Laboratories	0.7

Lockheed Martin Corporation	0.7

Colgate - Palmolive Company (Net Options)	0.3

Corporate Bonds		1.4

Level(3) Communications, Inc.	1.4

Cash Reserves		7.1

Other Assets and Liabilities, net		—

		100.0%

Portfolio Changes
January 1, 2011 through March 31, 2011

New Holdings
Abbott Laboratories

Colgate - Palmolive Company Options

Eliminations

InterContinental Hotels Group PLC

Telephone and Data Systems, Inc.

8

8 ■ Quarterly Report 1Q2011	Partners Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Aerospace & Defense

Lockheed Martin Corporation	784,117	$63,043,007	0.7%

Air Freight & Logistics

FedEx Corporation	3,669,629	343,293,793	3.7

Capital Markets

The Bank of New York Mellon Corporation	14,264,329	426,075,507	4.6

Computers & Peripherals

Dell Inc.*(d)	33,804,000	490,496,040	5.3

Construction Materials

Cemex S.A.B. de C.V. ADS* (Foreign)	41,200,307	367,918,741	3.9
Vulcan Materials Company	5,376,856	245,184,634	2.6

		613,103,375	6.5

Diversified Telecommunication Services

Level(3) Communications, Inc.*(b)	142,006,754	208,749,928	2.2

Food Products

Campbell Soup Company	9,594,179	317,663,267	3.4

Hotels, Restaurants & Leisure

Yum! Brands, Inc.	8,170,483	419,799,417	4.5

Industrial Conglomerates

Koninklijke Philips Electronics N.V. (Foreign)	3,121,000	99,762,131	1.0
Koninklijke Philips Electronics N.V. ADR (Foreign)	3,406,731	109,594,536	1.2

		209,356,667	2.2

Insurance

Aon Corporation	10,442,812	553,051,323	5.9
Loews Corporation	9,673,803	416,844,171	4.5
NKSJ Holdings, Inc. (Foreign)	56,402,000	368,192,907	3.9
The Travelers Companies, Inc.	7,588,400	451,358,032	4.8
Willis Group Holdings Public Limited Company (Foreign)	2,800,000	113,008,000	1.2

		1,902,454,433	20.3

Internet & Catalog Retail

Liberty Media Holding Corporation — Interactive Series A*	24,460,224	392,341,993	4.2

Media

DIRECTV — Class A*	14,464,000	676,915,200	7.3
News Corporation — Class A	27,988,000	491,469,280	5.3
The Walt Disney Company	8,563,000	368,979,670	4.0

		1,537,364,150	16.6

Oil, Gas & Consumable Fuels

Chesapeake Energy Corporation	25,596,576	857,997,228	9.2
Pioneer Natural Resources Company	2,694,000	274,572,480	2.9

		1,132,569,708	12.1

Longleaf Partners Funds ■ 9

Partners Fund	Longleaf Partners Funds ■ 9

continued

	Share Quantity	Market Value	% of Net Assets

Pharmaceuticals

Abbott Laboratories	1,316,960	$64,596,888	0.7%

Wireless Telecommunication Services

Telephone and Data Systems, Inc. — Special	5,625,025	166,050,738	1.8

Total Common Stocks (Cost $6,551,392,266)		8,286,958,911	88.8

Corporate Bonds

	Principal Amount

Diversified Telecommunication Services

Level(3) Communications, Inc., 15% Convertible Senior Notes due 1/15/13(b)(c) (Cost $100,062,000)	100,062,000	131,956,763	1.4

Options Purchased

	Contracts

Computers & Peripherals

Dell Inc. Call, 12/14/15, with Deutsche Bank, Strike Price $7	12,500,000	112,625,000	1.2
Dell Inc. Call, 12/14/15, with Morgan Stanley, Strike Price $7	12,500,000	111,500,000	1.2

		224,125,000	2.4

Household Products

Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80	5,100,000	68,238,000	0.7

Total Options Purchased (Cost $274,350,086)		292,363,000	3.1

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 4/1/11, Repurchase price $411,064,114 (Collateral: $414,890,000 U.S. Treasury Bond, 4.48% due 8/15/39, Value $419,288,052)	411,064,000	411,064,000	4.4
U.S. Treasury Bill, 0.02%, due 4/14/11	250,000,000	249,997,250	2.7

Total Short-Term Obligations (Cost $661,063,097)		661,061,250	7.1

Total Investments (Cost $7,586,867,449)(a)		9,372,339,924	100.4

Other Assets and Liabilities, Net		(35,091,448)	(0.4)

Net Assets		$9,337,248,476	100.0%

Net asset value per share		$30.73

*	Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $7,843,078,943. Net unrealized appreciation of $1,785,472,475 consists of unrealized appreciation and depreciation of $2,421,236,682 and $(635,764,207), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

(c)	Illiquid.

(d)	A portion designated as collateral for option contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 11% of net assets.

10

10 ■ Quarterly Report 1Q2011	Partners Fund

Portfolio of Investments

Options Written

	Contracts	Market Value	Unrealized Gain

Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65	(5,100,000)	(40,137,000)*	3,449,993

*	Market value of (0.4)% of Net Assets included in Other Assets and Liabilities, net in the Portfolio of Investments.

Small-Cap Fund	Longleaf Partners Funds ■ 11

Management Discussion

Longleaf Partners Small-Cap Fund’s 9.7% return over the last three months far outpaced the Russell 200 Index which was up 7.9%. The Fund has also meaningfully exceeded our annual absolute goal of inflation plus 10% over the last year. The Fund has delivered substantial cumulative returns over the benchmark for the last two decades.

Cumulative Returns at March 31, 2011

	Inception	20 Year	Ten Year	One Year	YTD

Small-Cap Fund	888.3%	875.2%	161.3%	20.9%	9.7%

Russell 2000 Index	641.8	551.1	113.3	25.8	7.9

Inflation plus 10%	1346.7	965.1	222.2	12.8	na

See page 12 for additional performance information.

A number of stocks in the portfolio rose double-digits. FICO added 35% as management at this credit scoring and decision management systems provider announced sizable cost cuts that boosted earnings guidance as much as 25%. FICO’s large free cash flow coupon has gone primarily to share repurchases, growing value per share. Service Corp., the largest funeral services company in the US, also gained 35%. The company’s yield on sold services rose even as volume remained weak. Management’s successful integration of acquisitions has contributed to earnings growth, and total free cash flow is far above reported net earnings. Level(3) rose 50% in the quarter as EBITDA and margins came in higher than expected, and the company indicated that it expects higher top line growth. Subsequent to quarter-end, the company announced it will buy Global Crossing. The transaction will strengthen Level(3)’s balance sheet, further consolidate fiber capacity, and reduce Global Crossing’s operating costs. Although our appraisal reflects current results, if the combination goes as planned, Level(3)’s value could grow dramatically. tw telecom experienced business improvements similar to those seen at Level(3) as the order backlog began to be installed and produce revenues. Pioneer Natural Resources rose 17% following its well-timed sale of Tunisian assets and the rise in oil prices.

Few names lost ground. Fairfax declined 6% following fourth quarter earnings and the recent natural disasters which will affect the company’s reinsurance unit. The company has conservatively hedged around 90% of its equity portfolio. Unrealized losses from the hedge positions flowed through reported earnings, but the corresponding unrealized gains in equities did not. Vail pulled back 6% as result comparisons failed to measure up to a robust year earlier period.

We scaled back several overweight names that have seen substantial appreciation over the last year including Dillard’s, FICO, and Pioneer. We added Expedia, the travel services company, to the portfolio.

The price-to-value ratio (P/V) is in the low-70%s reflecting the Fund’s price appreciation. Value growth has begun to accelerate, and sales proceeds have resulted in a 7% cash position that we will deploy when we identify the next qualifying name. The on-deck list has become somewhat sparse following the market rally over the last year, particularly in smaller cap names. We will wait patiently for market volatility, macro events, and/or corporate disappointments to pressure the prices of valuable franchises with capable management partners.

12 ■ Quarterly Report 1Q2011	Small-Cap Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception February 21, 1989

Average Annual Returns for the periods ended March 31, 2011

	Since Inception
	2/21/89	20 Years	Ten Years	Five Years	One Year	YTD

Small-Cap Fund	10.92%

Russell 2000 Index	9.49

Inflation + 10%	12.85	12.56	12.41	12.27	12.77	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit www.longleafpartners.com for more current performance information.

Small-Cap Fund	Longleaf Partners Funds ■ 13

Portfolio Summary

Portfolio Holdings at March 31, 2011

		Net Assets
Common Stock		92.5%

tw telecom inc	7.4

Texas Industries, Inc.	6.1

Service Corporation International	5.9

Fairfax Financial Holdings Limited	5.5

Fair Isaac Corporation	5.3

DineEquity, Inc.	5.0

Wendy’s/Arby’s Group, Inc.	4.6

Dillards, Inc.	4.5

Markel Corporation	4.4

Worthington Industries, Inc.	4.2

Willis Group Holdings Public Limited Company	4.2

Martin Marietta Materials, Inc.	4.0

The Washington Post Company	3.9

Everest Re Group, Ltd.	3.6

Potlatch Corporation	3.3

Level(3) Communications, Inc.	3.3

Vail Resorts, Inc.	3.2

Ruddick Corporation	3.0

Expedia, Inc.	2.9

Pioneer Natural Resources Company	2.9

Olympus Corporation	2.9

Sealed Air Corporation	2.4

Cash Reserves		7.0

Other Assets and Liabilities, net		0.5

		100.0%

Portfolio Changes
January 1, 2011 through March 31, 2011

New Holdings
Expedia, Inc.

Eliminations

None

14 ■ Quarterly Report 1Q2011	Small-Cap Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	Net Assets

Construction Materials

Martin Marietta Materials, Inc.	1,478,000	$132,532,260	4.0%
Texas Industries, Inc.(b)	4,390,320	198,574,174	6.1

		331,106,434	10.1

Containers & Packaging

Sealed Air Corporation	2,923,959	77,952,747	2.4

Diversified Consumer Services

Service Corporation International(b)	17,451,523	193,013,844	5.9

Diversified Telecommunication Services

Level(3) Communications, Inc.*	72,882,000	107,136,540	3.3
tw telecom inc.*(b)	12,696,830	243,779,136	7.4

		350,915,676	10.7

Food & Staples Retailing

Ruddick Corporation(b)	2,519,000	97,208,210	3.0

Health Care Equipment & Supplies

Olympus Corporation (Foreign)	3,408,000	94,807,790	2.9

Hotels, Restaurants & Leisure

DineEquity, Inc.*(b)	2,978,100	163,735,938	5.0
Vail Resorts, Inc.*(b)	2,134,100	104,058,716	3.2
Wendy’s/Arby’s Group, Inc.(b)	29,705,000	149,416,150	4.6

		417,210,804	12.8

Insurance

Everest Re Group, Ltd. (Foreign)	1,335,000	117,720,300	3.6
Fairfax Financial Holdings Limited (Foreign)	480,000	181,454,358	5.5
Markel Corporation*	351,642	145,738,027	4.4
Willis Group Holdings Public Limited Company (Foreign)	3,398,000	137,143,280	4.2

		582,055,965	17.7

Internet & Catalog Retail

Expedia, Inc.	4,216,297	95,541,290	2.9

Media

The Washington Post Company — Class B	289,000	126,454,840	3.9

Metals & Mining

Worthington Industries, Inc.(b)	6,581,000	137,674,520	4.2

Multiline Retail

Dillard’s, Inc. — Class A(b)	3,679,180	147,608,702	4.5

Oil, Gas & Consumable Fuels

Pioneer Natural Resources Company	935,000	95,295,200	2.9

Small-Cap Fund	Longleaf Partners Funds ■ 15

continued

Common Stock

	Share Quantity	Market Value	Net Assets

Real Estate Investment Trusts

Potlatch Corporation(b)	2,688,952	$108,095,870	3.3%

Software

Fair Isaac Corporation(b)	5,460,880	172,618,417	5.3

Total Common Stocks (Cost $2,703,035,296)		3,027,560,309	92.5

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 4/1/11, Repurchase price $128,607,036 (Collateral: $129,805,000 U.S. Treasury Bond, 4.48% due 8/15/39, Value $131,181,001)	128,607,000	128,607,000	3.9
U.S. Treasury Bill, 0.02%, due 4/14/11	100,000,000	99,998,900	3.1

Total Short-Term Obligations (Cost $228,606,639)		228,605,900	7.0

Total Investments (Cost $2,703,035,296)(a)		3,256,166,209	99.5

Other Assets and Liabilities, Net		15,426,584	0.5

Net Assets		$3,271,592,793	100.0%

Net asset value per share		$29.08

*	Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $2,704,953,997. Net unrealized appreciation of $553,130,913 consists of unrealized appreciation and depreciation of $766,848,143 and $(213,717,230), respectively.

(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 16% of net assets.

International Fund	Longleaf Partners Funds ■ 17

Management Discussion

Longleaf Partners International Fund returned 2.9% in the quarter, trailing the MSCI EAFE Index’s 3.4% return. The Fund has exceeded our annual absolute return goal of inflation plus 10% over the last year. Since inception, the Fund has tripled the returns of the Index.

Cumulative Returns through March 31, 2011

	Inception	Ten Year	One Year	YTD

International Fund	225.6%	74.8%	14.6%	2.9%

MSCI EAFE Index	73.7	69.0	10.4	3.4

Inflation plus 10%	337.6	222.2	12.8	na

See page 20 for additional performance information.

Most holdings appreciated in the quarter. The top five contributors spanned across five countries and four industries. Performance was driven primarily by better-than-expected results and smart management execution at the individual company level, rather than by broad macro themes. Edenred, which gained 28%, has been a consistent, strong performer since its spin from Accor last summer. Edenred grew issuer volume by 10% (over 20% in Latin America), increased face value of vouchers, and further penetrated existing markets. Paper printing costs represent 30% of total operating expenses, and Edenred accelerated its plan to migrate 50% of the business to higher margin digital vouchers (currently 34% of the business is paperless). The company increased its float assets by 10% in the year and set a dividend of €0.50 per share for 2011 — a payout ratio of 70% based on EPS. Free cash flow is double stated earnings due to the cash generated from negative working capital — one of the reasons the stock is overlooked.

Insurance broker Willis appreciated 17% in the quarter. Recent natural disasters including the New Zealand earthquake, Australian floods, and Japan’s massive earthquake and tsunami, will remove substantial capital from the insurance industry and enable higher pricing. As a broker, Willis has no underwriting risk, and revenues should rise with premium increases. CEO Joe Plumeri continues to cut out operating costs and expects significant margin growth and improved earnings, even without the benefit of higher pricing. Hochtief’s stock rose 28%. Management ended its attempts to prevent ACS from acquiring over 30% of Hochtief shares in a tender offer, and ACS took its stake to over 40% in the quarter, with a goal of reachinig 50% in the coming months. The Qatar Holding group also increased its ownership stake to over 10% of the company. Hochtief announced improved results in its European construction business, initiated the sale of its concessions business, and moved the planned sale of its real estate from 2013 to 2012. HRT was another strong performer, up 9% in the quarter. Increased seismic processing further confirmed the quality and level of HRT’s reserves in the Amazon valley. Initial drilling results should come in the next few months, and the company expects 750 million barrels in reserves by the end of the year. In the quarter, HRT acquired UNX Energy to expand their lease acreage position in Namibia offshore.

While company fundamentals drove good performance, the few holdings that negatively impacted performance suffered from short-term macro challenges that did not impair values and/or will create longer-term benefits. The earthquake and tsunami impacted prices of our holdings in Japan, most notably non-life insurance company NKSJ, which declined 7%. We decreased our current appraisal by a similar amount due to the combination of a reduced equity portfolio value and lower loss reserves. The company has ample capital to cover anticipated claims, which will be capped by the government’s stop-loss program, policy coverage limits, and reinsurance. Longer term, pricing for insurance

18 ■ Quarterly Report 1Q2011	International Fund

Management Discussion

coverage will harden, benefitting NKSJ’s profitability. Other Japanese holdings will have even less value impact. Olympus fell 6%, but the business suffered relatively little since only a small portion of its value is tied to Japanese sales, and most key facilities are located elsewhere. Seven Bank declined 2%. While this ATM operator had approximately 4% of its machines out of service following the tsunami, many were due to electrical outages rather than damage. Overall transaction volume grew as people withdrew cash throughout the country, and Seven Bank benefitted by being the only ATM operator open 24 hours a day. Although not a Japanese holding, Fairfax declined 6%. Recent natural disasters will affect the company’s reinsurance unit, and fourth quarter earnings disappointed. The company has conservatively hedged around 90% of its equity portfolio. Unrealized losses from the hedge positions flowed through reported earnings, but the corresponding unrealized gains in equities did not. As at NKSJ, Fairfax will benefit from improved pricing over the longer term.

Our appraisal values are growing, and we are partnered with managements who are focused on building values per share.

Cemex declined 13% as the slow pace of recovery in US housing weighed on cement and aggregates producers, and Middle East turmoil drove up their energy costs. Additionally, uncertainty around Cemex’s Egyptian operations further pressured the stock. Higher oil prices should provide longer term opportunity because the Mexican government’s oil receipts will rise and lead to more infrastructure and housing spending. As expected, during the quarter the company issued converts to gain more flexibility on its debt covenants. Management understands the impact of issuing discounted equity and bought calls that effectively raised the strike price to above today’s intrinsic value. Buying these calls was a tangible indicator that management believes the intrinsic value of Cemex is much higher than the current price. Cemex paid about $200 MM, a meaningful amount of cash for a company currently constrained by debt, to buy calls far out of the money at an average strike price of $16.50. This unorthodox move would be completely unjustified if the company were worth anything close to either the current stock price or the converts’ strike price. On the other hand, if the company is worth our conservative appraisal, this is a low-cost way to remove the dilution pain from the converts while strengthening the company’s balance sheet. We applaud management for taking this unconventional and logical action.

Although we are finding fewer businesses that meet our required discount given the overall rise in global stock prices, we initiated three new positions in the quarter. We bought Ferrovial, the Spanish company that owns toll roads in Europe and North America, airports in Europe including London Heathrow, and infrastructure construction and servicing businesses. Unfortunately, price ran away before we were able to buy a full position, but the company was among the Fund’s top performance contributors. Given Southeastern’s long history of investing successfully in Japan, many asked about opportunities following the tsunami. Although the disaster created a brief window to buy Japanese equities at huge discounts (the Topix Index traded back at pre-crisis levels within 2 weeks), the events did not alter the biggest obstacle to finding Japanese qualifiers — corporate governance and management culture. We did, however, have one on-deck name that met our qualitative criteria prior to mid-March. The short market decline provided the opportunity to buy Nitori, a low cost home furnishings retailer that benefits from significant economies of scale, scope, and supply chain efficiencies. Arguably, rebuilding in northern Japan will create additional demand beyond our initial growth assumptions.

We added Colgate-Palmolive, a consumer brand behemoth in oral care products around the world, via options. When the stock sold in the mid-$70s, we used put and call options to effectively give us a long position in five years if the stock sells below $65 or above $80. Colgate’s exceptional business and capable management team should cause the company’s value to increase appreciably, driven by the stability of its massive international market share as well as its emerging market dominance. In five years we would be happy to be “put” the stock (have to buy it) at $65 since that price meets our required discount today and should be absurdly cheap by 2016. Likewise, our expectations for value growth mean a “call” on shares (right to buy) at $80 will be compelling in five years. If our Colgate appraisal

International Fund	Longleaf Partners Funds ■ 19

proves incorrect, we have downside protection from the current price that buying the stock would not have provided. If something dramatically changes prior to 2016, we can simply close out the options contracts. To illustrate the upside return potential, if Colgate’s current value were around $100 and compounded at 12% per year, in five years the value would be approximately $175. Assuming the stock’s price reflected value, the call option would allow us to buy shares at $80 and sell them at $175 for a gain of $95 versus our net cost of the options at $3.50.

We sold Japan Petroleum as discussed last quarter, and we scaled back Accor and Diageo as their prices appreciated closer to appraisals. We tendered half of our shares in Hochtief to ACS in response to ACS’s public tender offer. We also trimmed the overweight position in NKSJ early in the quarter when price had risen. We moved from our equity position in Shanda into convertible bonds, a higher part of the capital structure that will be worth at least par when due in September of this year. The opportunity came about because the borrowing costs for Shanda shares rose significantly, forcing owners of the converts who were short the stock to liquidate their bonds at a discount.

The Fund is well positioned for value compounding and trades at a P/V in the low-60%s, near the long-term average. Our appraisal values are growing, and we are partnered with managements who are focused on building value per share.

20 ■ Quarterly Report 1Q2011	International Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception October 26, 1998

Average Annual Returns for the periods ended March 31, 2011

	Since Inception
	10/26/98	Ten Years	Five Years	One Year	YTD

International Fund	9.97%

EAFE Index	4.55

Inflation + 10%	12.61	12.41	12.27	12.77	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. Because the EAFE was available only at month-end in 1998, we used the 10/31/98 value for performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit www.longleafpartners.com for more current performance information.

International Fund	Longleaf Partners Funds ■ 21

Portfolio Summary

Portfolio Holdings at March 31, 2011

		Net Assets
Common Stock & Options		93.3%

ACS, Actividades de Construccion Y Servicios, S.A.	9.8

NKSJ Holdings, Inc.	7.6

Fairfax Financial Holdings Limited	7.4

HRT Participacoes em Petroleo S.A.	7.1

Accor S.A.	5.1

Cheung Kong Holdings Limited	5.0

Willis Group Holdings Public Limited Company	5.0

Yum! Brands, Inc.	4.8

Carrefour S.A.	4.7

Dell Inc.	4.2

Edenred S.A.	4.1

Seven Bank, Ltd.	4.0

Olympus Corporation	4.0

Cemex S.A.B. de C.V. ADS	4.0

Vodafone Group plc	3.2

Hochtief AG	3.2

C&C Group plc	3.0

Diageo plc	2.5

Nitori Holdings Co., Ltd	2.2

Ferrovial S.A.	2.1

Colgate - Palmolive Company (Net Options)	0.3

Corporate Bonds		1.1

Shanda Interactive Entertainment Limited	1.1

Cash Reserves		5.1

Other Assets and Liabilities, net		0.5

		100.0%

Portfolio Changes
January 1, 2011 through March 31, 2011

New Holdings
Colgate - Palmolive Company Options

Ferrovial S.A.

Nitori Holdings Co., Ltd.

Shanda Interactive Entertainment Limited 2% Convertible Senior Notes due 9/15/11

Eliminations

Japan Petroleum Exploration Co., Ltd.

Shanda Interactive Entertainment Limited ADR

22 ■ Quarterly Report 1Q2011	International Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Beverages

C&C Group plc (Ireland)	15,160,272	$68,129,053	3.0%
Diageo plc (United Kingdom)	2,962,000	56,307,255	2.5

		124,436,308	5.5

Commercial Banks

Seven Bank, Ltd. (Japan)	45,148	90,914,763	4.0

Commercial Services & Supplies

Edenred S.A. (France)	3,064,500	92,483,954	4.1

Computers & Peripherals

Dell Inc.* (United States)	6,476,800	93,978,368	4.2

Construction & Engineering

ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	4,734,500	221,956,946	9.8
Ferrovial S.A. (Spain)	3,845,428	48,229,979	2.1
Hochtief AG (Germany)	677,500	72,875,273	3.2

		343,062,198	15.1

Construction Materials

Cemex S.A.B. de C.V. ADS* (Mexico)	9,989,200	89,203,556	4.0

Food & Staples Retailing

Carrefour S.A. (France)	2,391,000	105,857,034	4.7

Health Care Equipment & Supplies

Olympus Corporation (Japan)(b)	3,218,500	89,536,054	4.0

Hotels, Restaurants & Leisure

Accor S.A. (France)	2,556,228	114,856,734	5.1
Yum! Brands, Inc. (United States)(b)	2,130,000	109,439,400	4.8

		224,296,134	9.9

Insurance

Fairfax Financial Holdings Limited (Canada)	444,000	167,845,281	7.4
NKSJ Holdings, Inc. (Japan)	26,260,600	171,429,500	7.6
Willis Group Holdings Public Limited Company (Ireland)	2,785,000	112,402,600	5.0

		451,677,381	20.0

Oil, Gas & Consumable Fuels

HRT Participacoes em Petroleo S.A.* (Brazil)	153,311	160,198,797	7.1

Real Estate Management & Development

Cheung Kong Holdings Limited (Hong Kong)	6,964,000	113,521,826	5.0

Specialty Retail

Nitori Holdings Co., Ltd. (Japan)	564,650	49,622,403	2.2

International Fund	Longleaf Partners Funds ■ 23

Common Stock

	Share Quantity	Market Value	% of Net Assets

Wireless Telecommunication Services

Vodafone Group plc (United Kingdom)	8,901,000	$25,202,548	1.1%
Vodafone Group plc ADR (United Kingdom)	1,681,235	48,335,506	2.1

		73,538,054	3.2

Total Common Stocks (Cost $1,686,036,756)		2,102,326,830	93.0

Corporate Bonds

	Principal Amount

Software

Shanda Interactive Entertainment Limited, 2% Convertible
Senior Notes due 9/15/11 (China) (Cost $26,193,929)	21,103,000	25,376,358	1.1

Options Purchased

	Contracts

Household Products

Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80 (United States) (Cost $14,469,409)	1,200,000	16,056,000	0.7

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 4/1/11, Repurchase price $90,651,025 (Collateral: $91,495,000 U.S. Treasury Bond, 4.48% due 8/15/39, Value $92,464,895)	90,651,000	90,651,000	4.0
U.S. Treasury Bill, 0.02%, due 4/14/11	25,000,000	24,999,725	1.1

Total Short-Term Obligations (Cost $115,650,910)		115,650,725	5.1

Total Investments (Cost $1,842,351,004)(a)		2,259,409,913	99.9

Other Assets and Liabilities, Net		1,041,455	0.1

Net Assets		$2,260,451,368	100.0%

Net asset value per share		$15.78

*	Non-income producing security.
(a)	Aggregate cost for federal income tax purposes is $1,893,366,323. Net unrealized appreciation of $417,058,909 consists of unrealized appreciation and depreciation of $531,382,261 and $(114,323,352), respectively.
(b)	A portion designated as collateral for forward and option contracts.

Options Written

	Contracts	Market Value	Unrealized Gain

Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65 (United States)	1,200,000	(9,444,000)*	809,349

*	Market value of (0.4)% of Net Assets included in Other Assets and Liabilities, net in the Portfolio of Investments.

24 ■ Quarterly Report 1Q2011	International Fund

Country Weightings

	Equity, Bonds,
	& Net Options	Net Assets
Japan	18.8%	17.8%

France	14.7	13.9

Spain	12.7	11.9

US	9.8	9.3

Ireland	8.4	8.0

Canada	7.9	7.4

Brazil	7.5	7.1

United Kingdom	6.1	5.7

Hong Kong	5.3	5.0

Mexico	4.2	4.0

Germany	3.4	3.2

China	1.2	1.1

	100.0	94.4

Cash, other assets and liabilities, net		5.6

	100.0%	100.0%

26 ■ Quarterly Report 1Q2011

Fund Information

The following additional information may be obtained without charge, upon request, by calling (800)445-9469, Option 1, or visiting www.longleafpartners.com, or on the SEC’s website at www.sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Please call (800) SEC-0330 for information on the operation of the Public Reference Room.

In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds ■ 27

Service Directory

Call (800)445-9469

Fund Information ▪ Option 1
To request a Prospectus, Summary Prospectus (www.longleafpartners.com/misc/prospectus.cfm), Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

Daily Fund Prices ▪ Option 2
For automated reporting 24 hours a day, seven days a week.

Account Information ▪ Option 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

Shareholder Inquiries ▪ Option 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

Correspondence

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o BNY Mellon
Providence, RI 02940-9694	4400 Computer Drive
Westborough, MA 01581
(800)445-9469

Published Daily Price Quotations

Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Open

Sm-Cap	LLSCX	543069207	134	Closed 7/31/97

Intl	LLINX	543069405	136	Open

Governing Principles

We will treat your investment in Longleaf as if it were our own.

We will remain significant investors with you in Longleaf.

We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

We will concentrate our assets in our best ideas.

We will not impose loads, exit fees or 12b-1 charges on our investment partners.

We will consider closing the Funds to new investors if closing would benefit existing shareholders.

We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

We will continue our efforts to enhance shareholder services.

We will communicate with our investment partners as candidly as possible.